SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 4 March 2005

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Holding(s) in Company dated 18 February 2005
99.2	Disposal dated 28 February 2005
99.3	Disposal dated 4 March 2005

Exhibit 99.1

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

InterContinental Hotels Group PLC

2) Name of shareholder having a major interest

Dodge & Cox Investment Managers

3) Please state whether notification indicates that it is in respect of holding of the shareholder names in 2 above or in respect of a non beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Dodge & Cox Investment Managers

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

Not advised

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 112 pence each

10) Date of transaction

11 February 2005

11) Date company informed

16 February 2005

12) Total holding following this notification

17,431,926

13) Total percentage holding of issued class following this notification

2.81% (no longer a notifiable interest)

14) Any additional information

N/A

15) Name of contact and telephone number for queries

Catherine Springett 01753 410 242

16) Name and signature of authorised company official responsible for making this notification

Catherine Springett

17) Date of notification

18 February 2005

Exhibit 99.2

                               28 February 2005

  INTERCONTINENTAL HOTELS GROUP ANNOUNCES DISPOSAL OF MAJORITY INTERESTS IN TWO
                    INTERCONTINENTAL HOTELS IN UNITED STATES

InterContinental Hotels Group PLC ("IHG") today announces it has agreed the acquisition by Strategic Hotel Capital, Inc. ("SHC") of 85% interests in two hotels in the United States. IHG will receive approximately $287m in cash
(before transaction costs) based upon a total value for both hotels of
US$303.5m, $12m in excess of net book value.

The two hotels, the InterContinental Chicago (807 rooms) and the
InterContinental Miami (641 rooms), will continue to be managed by IHG under new
20 year management contracts. IHG has three consecutive options of ten years each to renew the management contracts, giving a total potential contract length of 50 years.

The transaction is expected to complete in the first half of 2005, with IHG retaining a 15% ownership interest in two partnerships that hold the two hotels.

Richard Solomons, finance director of IHG, commented:

"By retaining high quality management contracts, this deal ensures long term representation of the InterContinental brand on these landmark properties and reinforces our position as a manager of top quality international hotels. This also enables us to free up capital from our real estate in a value-creative way, and to extend our good relationship with Strategic Hotel Capital."

Further transaction details

1. The management contracts signed in respect of the InterContinental Miami and the InterContinental Chicago will generate ongoing management fees for IHG, consisting of a base fee calculated as a rising percentage of revenues and an incentive fee based on hotel cashflow, and additionally a partnership return from its 15% retained interest.

2. The tax potentially payable on these transactions has already been largely provided for. The 2005 tax charge to the profit and loss arising from the transaction should not exceed $13m and the cash tax payable in 2005 should not exceed $6m.

3. The partnerships will be approximately 65% debt financed. IHG's interests in the partnerships have a book value of $16m.

Since Separation in April 2003, IHG has disposed of or agreed to dispose of 47 hotels (including those in today's announcement) with proceeds of approximately
GBP730m. 90 properties remain on the market with a net book value of GBP1.5 bn.

Transactions announced today: 85% interests in two hotels, 1,448 rooms, based on total value for the two hotels of $303.5m.

Financial results for the two hotels
(100% interest)                                       2004e               2003
                                                         $m                 $m
Revenue                                                  93                 89
EBITDA                                                   27                 25
EBIT                                                     15                 12
Hotel                                                                    Rooms
IC Chicago                                                                 807
IC Miami                                                                   641

Hotels disposed of or agreed to be disposed of since separation:

Hotel                                             Location          Rooms
IC Austin                                               US            189
IC Central Park South                                   US            208
IC Chicago                                              US            807
IC Houston                                              US            485
IC Miami                                                US            641
IC San Juan                                    Puerto Rico            402
IC Toronto                                          Canada            210
IC Mayfair                                              UK            289
CP Hilton Head                                          US            340
CP Los Angeles Airport                                  US            613
CP Redondo Beach                                        US            346
CP White Plains                                         US            401
CP Midland Manchester                                   UK            303
CP Vanuatu                                         Vanuatu            140
HI Anaheim                                              US            264
HI Atlanta Airport                                      US            190
HI Memphis                                              US            243
HI South Bend                                           US            229
HI Gatwick Crawley                                      UK            217
HI Middlesbrough/Teeside                                UK            134
HI Preston                                              UK            129
HI Plymouth                                             UK            112
HI Sheffield West                                       UK            138
HI Swansea                                              UK            106

                                                   Location          Rooms
HI Adelaide                                       Australia            193
HI Darwin                                         Australia            183
HI Newcastle                                      Australia             72
SBS Alpharetta                                           US            118
SBS Anaheim                                              US            143
SBS Atlanta Perimeter                                    US            143
SBS Auburn Hills                                         US            118
SBS Austin                                               US            121
SBS Boston                                               US            133
SBS Burlington                                           US            141
SBS Carmel Mountain                                      US            116
SBS Charlotte                                            US            117
SBS Columbia                                             US            118
SBS Denver                                               US            115
SBS Eatontown                                            US            131
SBS Fort Lauderdale                                      US            141
SBS Houston Galleria                                     US             93
SBS Myrtle Beach                                         US            119
SBS Portland                                             US            117
SBS San Antonio                                          US            118
SBS Sorrento                                             US            131
SBS Toronto Markham                                  Canada            120
Posthouse Epping                                         UK             79
Total                                                    47         10,016

For further information, please contact:
Investor Relations (Gavin Flynn, Paul Edgecliffe-Johnson):   +44 (0) 1753 410 176
                                                             +44 (0) 7808 098 972
Media Enquiries (Leslie McGibbon):                           +44 (0) 1753 410 425
                                                             +44 (0) 7808 094 471

Notes to Editors

InterContinental Hotels Group PLC of the United Kingdom (LON:IHG, NYSE:IHG
(ADRs)) is the world's largest hotel company by number of rooms.
InterContinental Hotels Group franchises, manages, leases or owns, through various subsidiaries, more than 3,500 hotels and 536,000 guest rooms in nearly
100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels
& Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn®) Hotels and Resorts,
Holiday Inn Expressv, Staybridge Suites®, Candlewood Suites® and Hotel
Indigo™, and also manages the world's largest hotel loyalty program, Priority
Club®) Rewards, with more than 23 million members worldwide. In addition to this, InterContinental Hotels Group has a controlling interest in Britvic, the second largest soft drinks manufacturer in the UK.
For the latest news from InterContinental Hotels Group, visit our online Press
Office at www.ihgplc.com/media

Exhibit 99.3

4 March 2005

INTERCONTINENTAL HOTELS GROUP ANNOUNCES SALE OF
CROWNE PLAZA AMERICAN HOTEL, AMSTERDAM

InterContinental Hotels Group PLC ("IHG") today announces it has sold the Crowne Plaza, American in Amsterdam to The Eden Hotel Group, for Euro 37 million (£25 million), equivalent to net book value. The transaction, a sale of the company which owns the hotel, completed today. Proceeds will be used for general corporate purposes.

The Crowne Plaza, American (174 rooms) will leave the IHG system.

Further transaction details

1. No tax is payable on IHG's sale of the company which owns Crowne Plaza American.

Since Separation in April 2003, including today's announcement, IHG has sold or agreed to sell 48 hotels with proceeds of approximately £750 million. 89 properties remain on the market with a net book value of £1.5 billion.

Crowne Plaza American, Amsterdam disposal announced today:

	2004e	2003
	£m	£m
Revenue	7.9	7.7
EBITDA	2.4	2.2
EBIT	1.7	1.3

Hotels disposed of or agreed to be disposed of since separation:

Hotel	Location	Rooms
IC Austin	US	189
IC Central Park South	US	208
IC Chicago	US	807
IC Houston	US	485
IC Miami	US	641
IC San Juan	Puerto Rico	402
IC Toronto	Canada	210
IC Mayfair	UK	289
CP Amsterdam	Netherlands	174
CP Hilton Head	US	340
CP Los Angeles Airport	US	613
CP Redondo Beach	US	346
CP White Plains	US	401
CP Midland Manchester	UK	303
CP Vanuatu	Vanuatu	140
HI Anaheim	US	264
HI Atlanta Airport	US	190
HI Memphis	US	243
HI South Bend	US	229
HI Gatwick Crawley	UK	217
HI Middlesbrough/Teeside	UK	134
HI Preston	UK	129
HI Plymouth	UK	112
HI Sheffield West	UK	138
HI Swansea	UK	106
HI Adelaide	Australia	193
HI Darwin	Australia	183
HI Newcastle	Australia	72
SBS Alpharetta	US	118
SBS Anaheim	US	143
SBS Atlanta Perimeter	US	143
SBS Auburn Hills	US	118
SBS Austin	US	121
SBS Boston	US	133
SBS Burlington	US	141
SBS Carmel Mountain	US	116
SBS Charlotte	US	117
SBS Columbia	US	118
SBS Denver	US	115
SBS Eatontown	US	131
SBS Fort Lauderdale	US	141
SBS Houston Galleria	US	93
SBS Myrtle Beach	US	119
SBS Portland	US	117
SBS San Antonio	US	118
SBS Sorrento	US	131
SBS Toronto Markham	Canada	120
Posthouse Epping	UK	79
Total	48	10,190

For further information, please contact:

Investor Relations (Gavin Flynn, Paul Edgecliffe-Johnson):	+44 (0) 1753 410 176 +44 (0) 7808 098 972

Media Enquiries (Leslie McGibbon):	+44 (0) 1753 410 423 +44 (0) 7808 094 471

Notes to Editors

InterContinental Hotels Group PLC of the United Kingdom (LON:IHG, NYSE:IHG (ADRs)) is the world's largest hotel company by number of rooms. InterContinental Hotels Group franchises, manages, leases or owns, through various subsidiaries, more than 3,500 hotels and 536,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel Indigo™, and also manages the world's largest hotel loyalty program, Priority Club® Rewards, with more than 23 million members worldwide. In addition to this, InterContinental Hotels Group has a controlling interest in Britvic, the second largest soft drinks manufacturer in the UK.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihgplc.com/media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	4 March 2005